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5-30-2003

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SECURITI 03054370 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Daley Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Charles F. Webb
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DOLEY SECURITIES, INC.
(S.E.C. I.D. No. 8-34305)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002
AND
INDEPENDENT AUDITOR'S REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Doley Securities, Inc.
New Orleans, Louisiana

I have audited the accompanying statement of financial condition of Doley Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition present fairly, in all material respects, the financial position of Doley Securities, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Charles F. Webb
Certified Public Accountant

February 27, 2003

616 BARONNE ST., SUITE 203 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558

DOLEY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Receivable from brokers and dealers	$	516,219
Secured demand notes collateralized by investments		285,000
Membership in the NYSE contributed for the use of the Company at market value		2,000,000
Furniture and equipment, net of accumulated depreciation of $51,613		2,957
Other assets - security deposits		2,704
Investment in commercial real estate at equity		1,473,635
Investment in Art		1,100
Combined prepaid expenses		23,235
Total Assets	$	4,304,850

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	82,887
Securities sold not yet purchased		133,581
Payroll taxes payable		8,825
Bond interest payable - secured demand note holders		2,119
Note payable - building loan		498,364
Notes payable - secured demand notes accounts		175,176
		900,952
SUBORDINATED LIABILITIES		
Liabilities subordinated to the claims of general creditors		2,785,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, authorized and outstanding 10,000 shares		148,934
Contributed capital		1,034,530
Retained earnings		(564,566)
Total Stockholders' Equity		618,898
Total Liabilities and Stockholders' Equ	$	4,304,850

See notes to financial statements.

DOLEY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Doley Securities, Inc. (the Company) is engaged in the investment banking and brokerage business. Investment banking revenue is recorded as follows: management fees on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers' securities transactions and transactions for Company's own account are recorded on a settlement date basis, which is not materially different than trade date.

The Company, as an introducing broker, effects all securities transactions through a clearing broker on a fully disclosed basis.

The Company has elected to be taxed as an "S Corporation" under the Internal Revenue Code. Accordingly, the net taxable income of the Company will flow through to the shareholders who in turn are responsible for reporting the income on their personal tax returns.

Depreciation on the furniture and equipment is provided on straight-line basis using lives of three to seven years.

The membership in The New York Stock Exchange, Inc. was contributed by a shareholder for the use of the Company and is carried at current market value that represents the last arranged sale on November 26, 2002 for $2,000,000. The last completed sale on December 19, 2002 was also $2,000,000. Any changes in market value from year to year are posted to liabilities subordinated to claims of general creditors.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" is effective for all entities for fiscal years ending after December 31, 2000 Statement 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. For all financial instruments affected by this statement recorded or disclosed in the Company's financial statements, the carrying amount is a reasonable estimate of fair value.

Cash Equivalents - The Company consider temporary investment with an original maturity of twelve months or less to be cash equivalents.

NOTE 2 - RECEIVABLES FROM BROKERS AND DEALERS

This amount $516,2197 represents the total amount of commissions and fees due from brokers and dealers for investment banking services. Amounts due to brokers and dealers, $2,990 is presented as a current liability.

NOTE 3 - SECURED DEMAND NOTES

These amounts represent loans to the Company collateralized by marketable securities. Such collateral is not reflected in the financial statements of the Company. At December 31, 2002, the market value of the securities collateralizing the Secured Demand Notes was $302,677.

NOTE 4 - INVESTMENT IN COMMERCIAL REAL ESTATE-AT EQUITY AND NOTE PAYABLE - BUILDING LOAN

Investment in commercial real estate at equity

During the year ending December 31, 1997 the Company exchanged various Lloyd's of London syndicate receivables and advances to stockholder for an equity interest in the commercial building located at 616 Baronne Street, New Orleans, LA 70113. The building has an estimated market value of $1,473,635 and presently carries a mortgage with a balance of $498,364 as of December 31, 2002. The building is 100% owned by the majority stockholder of the Company.

Note payable – building loan

The note payable, original balance of $500,000 is payable over 35 monthly installments of $4,284.66 each and one irregular last payment estimated at $486,785. The note has a fixed interest rate of 9.250%. Maturities of building note are as follows:

2003	$ 4,227
2004	$ 7,353
2005	$486,784
Total	$498,364

NOTE 5 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Amounts subordinated to the claims of the general creditors at December 31, 2002 are as follows:

Borrowing pursuant to secured demand note collateral agreements, 3%, due as described below	$ 285,000
Market value of contributed seat on The New York Stock Exchange	2,000,000
Subordinated Loan	500,000
	$2,785,000

The above borrowing are represented by three different notes for various amounts with maturities as follows:

Due Date	Amount
December 31, 2005	$ 65,000
December 31, 2005	85,000
December 31, 2002	110,000
December 31, 2004	25,000
	$285,000

The subordinated loans are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net requirements, they may not be repaid. No interest has been calculated on $150,000 of the above as the owner of the debt has waived interest.

The repayment of the subordinated loan for $500,000 has been suspended as provided by Article II of the subordinated loan agreement signed August 2, 1999 and Paragraph (8)(i) of Appendix D of SEC Rule 15c3-1.

NOTE 6 - RELATED PARTY TRANSACTION

The Company leases office space from related company under a monthly lease agreement. Rent expenses was $52,500 for the year ended December 31, 2002.

NOTE 7 - COMMITMENT & CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions related to such underwriting commitments that were open at December 31, 2002 and were subsequently settled had no adverse material effect on the financial statements as of that date.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Additionally, the rules of the National Association of Securities Dealers also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $288,706, which was $188,706 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.06 to 1.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U. S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

SCHEDULE I

DOLEY SECURITIES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2002**

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Doley Securities, Inc.
New Orleans, Louisiana

In planning and performing my audit of the financial statements of Doley Securities, Inc. (The Company) for the year ended December 31, 2002 of which I have issued my report thereon dated February 27, 2003 I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

616 BARONNE ST., SUITE 203 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at DECEMBER 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulating of registered brokers and dealers and should not be used for any other purpose.



Charles F. Webb
Certified Public Accountant

February 27, 2003